SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share; and

Series B Liberty Capital common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 530322106

Series B Liberty Capital common stock: 530322205

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	530322106 (LCAPA) 530322205 (LCAPB)

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds OO

5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6		Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Liberty Capital Series A common stock: 154,482 (1), (2), (3), (4) Liberty Capital Series B common stock: 1,128,015 (1)

	8	Shared Voting Power Liberty Capital Series A common stock: 0 Liberty Capital Series B common stock: 0

	9	Sole Dispositive Power Liberty Capital Series A common stock: 154,482 (1), (2), (3), (4) Liberty Capital Series B common stock: 1,128,015 (1)

	10	Shared Dispositive Power Liberty Capital Series A common stock: 0 Liberty Capital Series B common stock: 0

11		Aggregate Amount Beneficially Owned by Each Reporting Person Liberty Capital Series A common stock: 154,482 (1), (2), (3), (4) Liberty Capital Series B common stock: 1,128,015 (1)

12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13		Percent of Class Represented by Amount in Row (11) Liberty Capital Series A common stock: Less than 1% (5) Liberty Capital Series B common stock: 11.36% (5)

14		Type of Reporting Person IN

(1)  Includes 6,986 LCAPA shares and 217,741 LCAPB shares owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Mrs. Deborah Bennett.

(2)  Includes 142,303 LCAPA shares that may be acquired upon exercise of stock options exercisable within 60 days after November 28, 2011

(3) Includes 1,893 restricted shares of LCAPA, of which 1,187 shares will vest within 60 days after November 28, 2011.

(4)  Does not include shares of LCAPA issuable upon conversion of shares of LCAPB owned by Mr. Bennett and Hilltop Investments, LLC; however, if such shares of LCAPA were included, Mr. Bennett would have sole voting and dispositive power over 1,282,497 LCAPA shares and Mr. Bennett’s beneficial ownership of LCAPA would be approximately 1.13%, subject to the relevant footnotes set forth herein.

(5)  Based upon 113,131,842 LCAPA shares and 9,931,373 LCAPB shares, in each case, outstanding as of November 28, 2011 based on information provided by the Issuer. Each share of LCAPB is convertible, at the option of the holder, into one share of LCAPA.  Each share of LCAPA is entitled to one vote, whereas each share of LCAPB is entitled to ten votes.  Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities of the Issuer representing approximately 5.35% of the voting power with respect to the general election of directors of the Issuer.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Report on Schedule 13D relates to the common stock, par value $.01 per share, of Liberty Media Corporation (the “Issuer”). The Report on Schedule 13D originally filed with the Commission by Mr. Bennett on September 30, 2011 (the “Schedule 13D”) is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given such terms in the Schedule 13D.

Mr. Bennett is filing this Amendment to report a change in his beneficial ownership of shares of the Issuer resulting from the November 28, 2011 (the “Conversion Date”) conversion (the “Conversion”) of all outstanding shares of Liberty Starz common stock into shares of Liberty Capital common stock.  The Conversion was effected by action of the Issuer’s board of directors in accordance with Article IV, Section A.2(b)(ii) of the Issuer’s restated certificate of incorporation.

Item 3.	Source and Amount of Funds.

Item 3 of the Schedule 13D is amended and supplemented to add the following information:

In the Conversion, each share of LSTZA outstanding as of 5:00 p.m., New York City time, on the Conversion Date was converted into 0.88129 shares of LCAPA and each share of LSTZB outstanding as of 5:00 p.m., New York City time, on the Conversion Date was converted into 0.88129 shares of LCAPB.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Bennett beneficially owns (i) 154,482 LCAPA shares (including (A) 6,986 LCAPA shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Mrs. Deborah Bennett; (B) 142,303 LCAPA shares that may be acquired within 60 days after November 28, 2011 pursuant to stock options; and (C) 1,893 restricted shares of LCAPA, of which 1,187 shares will vest within 60 days after November 28, 2011) which represent less than one percent of the outstanding LCAPA shares; and (ii) 1,128,015 LCAPB shares (including 217,741 LCAPB shares held by Hilltop Investments, LLC) which represent approximately 11.36% of the outstanding LCAPB shares. The foregoing percentage interests are based on (1) 113,131,842 LCAPA shares and 9,931,373 LCAPB shares, in each case, outstanding as of November 28, 2011 based on information provided by the Issuer, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Bennett and exercisable within 60 days after November 28, 2011. Accordingly, Mr.

Bennett may be deemed to beneficially own voting equity securities of the Issuer representing approximately 5.35% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Bennett, and, to his knowledge, Hilltop Investments, LLC each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.

(c)           Except as described in this Amendment, neither Mr. Bennett nor, to his knowledge, Hilltop Investments, LLC has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not Applicable.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2011
Date
/s/ Robert R. Bennett
Robert R. Bennett